CUSAC GOLD MINES LTD (THE “COMPANY”)

ACKNOWLEGEMENT

The undersigned acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

DATED this  day of February, 2006.

CUSAC GOLD MINES LTD.

/s/ David Brett

Per:

______________________________________

David Brett

President and Chief Executive Officer